July 28, 2025	Philip T. Colton Direct Dial: (612) 604-6729 Main Fax: (612) 604-6800 pcolton@winthrop.com

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Park Dental Partners, Inc. Draft Registration Statement on Form S-1 Submitted May 21, 2025 CIK No. 0002069604

Ladies and Gentlemen:

On behalf of Park Dental Partners, Inc. (the “Registrant”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission (the “Commission”) Draft Registration Statement No. 2 (“Submission No. 2”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Draft Registration Statement confidentially submitted on May 21, 2025. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes, including the presentation of consolidated financial statements as of and for the fiscal years ended December 31, 2023 and December 31, 2024 and related disclosure throughout the Draft Registration Statement.

In addition, we are providing the following responses to your comment letter, dated June 18, 2025, regarding the Draft Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Submission No. 2. The responses and information described below are based upon information provided to us by the Registrant.

July 28, 2025

Draft Registration Statement on Form S-1 submitted May 21, 2025

Prospectus Summary
Our Company, page 5

1.	We note your disclosure that you currently have exclusive long-term agreements with affiliated dental practices in which you do not hold an equity interest. Please revise your prospectus summary to provide a detailed description of the terms of all material agreements with affiliated dental practices, including long-term agreements, asset-purchase agreements, administrative resources agreements, and any other relevant agreements. In your discussion, identify the relevant parties and discuss the service fees noted on page 58. Please also revise your prospectus summary to prominently highlight the risks related to you not holding an equity interest in these affiliated practices, including regulatory risks and risks related to your ability to control these entities, derive revenues from these entities, and consolidate the results of these practices.

Response:

In response to the Staff’s comment, we have revised the Prospectus Summary to supplement the existing disclosures on pages 10 and 11, to provide a detailed description of all material agreements with affiliated dental practices, including those governing the reorganization through the contribution of assets, and exchange of assets via a contribution and exchange agreement, the terms of the provision of administrative support to the affiliated dental practices under long term administrative resource agreements, and the stock transfer restrictions placed on the single designated doctor owner of each of the affiliated dental practices. There were no material purchase agreements associated with the 2023 reorganization.

In response to the Staff’s comment, we have also included a diagram to assist in understanding the arrangement between Park Dental Partners, Inc. and the affiliated dental practices (each owned by a single affiliated dentist) via the administrative resource agreement.

We have also added an additional risk factor on page 21 to address the potential risk associated with the dependency upon the long-term arrangements with our affiliated dental practices and updated the associated Risk Factors Summary on Page 11.

2.	We note your disclosure here and throughout the prospectus relating to PDPI’s “leading” network of affiliated dental practices, that PDPI has been a “leader” in oral health in the communities it serves and has a “leading” market position in large and growing markets, that you are one of the “largest” dental organization in the United States where practicing dentists hold a majority interest, and that you operate under a “best-in-class” healthcare operating model. Please provide support for these statements, and disclose the measure by which you determined your leading competitive position; for example, market share, revenues, or other measures. If any of these statements are based upon management’s opinions or beliefs, please disclose the same.

Response:

In response to the Staff’s comment, we have revised the Prospectus Summary and other relevant portions of the prospectus as follows to support our statements.

•	As a leading network of affiliated dental practices, we were ranked as one of Minnesota’s largest private companies by revenue by the Minneapolis/St Paul Business, in June 2024. Pages 5, 45 and 57.

July 28, 2025

•	We are known in our communities as a leader in oral health, having been voted the Star Tribune Reader’s Choice – Minnesota’s Best “Gold Best Dentist” in each of the past 4 years. Pages 7 and 60.
•	With over 330,000 active patients, we hold a leading market position based on market share of active dental patients within the state of Minnesota. Pages 7 and 58.
•	Dentists hold a majority interest in our organization, which we believe is a key differentiator between our model and those of our competitors. Pages 5 and 57
•	We operate a best-in-class healthcare operating model which has achieved both an industry-leading 97th percentile national Press Ganey Survey, patient satisfaction score in 2024 and achieved accreditation with the Accreditation Association for Ambulatory Health Care (AAAHC), which allows each dentist to focus on its core competencies to create a harmonious, patient- centered healthcare experience. Pages 7, 60 and 61.

3.	Given your disclosures throughout the filing discussing your unique operating structure, please revise to provide a diagram of your organizational structure, identifying the person or entity that owns the equity in each depicted entity.

Response:

In response to the Staff’s comment, we have revised the Prospectus Summary to incorporate a diagram of our organization on page 10.

4.	We note your references throughout the filing to a reorganization in 2023. Please provide more detail describing this reorganization, including how this change in organizational structure created a “more efficient operating structure and enhance[d] future growth.”

Response:

In response to the Staff’s comment, we have revised pages 5, 10, and 57 of the Prospectus Summary to supplement the existing disclosures.

5.	We note your disclosure that “on average, de novo practices are cash flow positive within approximately six months.” To provide additional context for investors regarding your de novo practices, please clarify how many of the 11 de novo practices opened since 2014 were cash flow positive within six months. As a related matter, given your disclosure that you do not control the clinical functions of dental practices, please clarify whether you or another entity opens the de novo practices and your role in opening and staffing de novo practices.

Response:

In response to the Staff’s comment, we have revised page 5 of the Prospectus Summary to supplement the existing disclosures with the number of de novo practices cash flow positive within six months and supplemented disclosures on page 7 to state that affiliated practices are responsible for opening and staffing de novo locations.

July 28, 2025

The Dental Services Industry, page 6

6.	We note your disclosure that a large portion of dental services are financed through private sources, including private insurance and direct payments, and that this structure contributes to the industry’s resilience and growth potential and enables quicker collection and reduced billing disputes. Please balance this disclosure to note, as you do elsewhere, that because many dental care patients pay for a significant portion of their dental expenses on an out-of-pocket basis, patients tend to be price-sensitive, and your business and industry is impacted by economic conditions.

Response:

In response to the Staff’s comment, we have revised the relevant disclosure to address the Staff’s comment, and have added the following disclosure on Page 5:

Dental care patients tend to be price-sensitive because many pay for a significant portion of their dental expenses on an out-of-pocket basis.

In addition, we have added a risk factor on page 24 to address the potential impact of adverse economic conditions.

Our Competitive Strengths, page 7

7.	We note your references to an advisory entity to which practicing dentists will be appointed, and that this entity will appoint three directors to your Board of Directors. Please revise to provide a brief summary or cross-reference to disclosure describing the roles and additional functions of this dentist advisory entity, the rules or procedures governing this entity, and how the dentist advisors are selected and compensated.

Response:

In response to the Staff’s comment, we have revised Our Competitive Strengths on page 8 to provide supplemental disclosure of our Governance Model.

July 28, 2025

8.	We note your disclosure that the dental practices you support have grown from 145 dentists in 2015 to 206 in 2024, a 42% increase. To provide investors with an understanding of your recent growth, please discuss the change in number of dentists for a more recent period; for example, provide this information for the financial periods presented in your filing.

Response:

In response to the Staff’s comment, we have revised pages 7, 48 and 60 of Our Competitive Strengths to align the discussion of the change in number of dentists to the financial period presented.

9.	You disclose that, “[i]n general, our new practices have yielded consistent financial performance and provide a framework to achieve growth with highly attractive returns on invested capital.” Please provide additional detail regarding how you measure “consistent financial performance” and “highly attractive” returns on invested capital.

Response:

The Registrant acknowledges the Staff’s comment and has amended disclosure to maintain the focus on the passage of time for our de novo location to achieve positive monthly cash flows and have removed the disclosure referenced by the Staff.

Our Growth Strategy, page 8

10.	We note your disclosure that, “based on the most recent data available,” you estimate that there are approximately 150 medium and large MSAs across the United States that meet your criteria. Please provide a source for “the most recent data,” and provide the data underlying your estimate. In addition, please clarify your timing for expansion into other areas of the United States, given your disclosure elsewhere that your business in currently concentrated in Minnesota and Wisconsin. If you expect to target a subset of the 150 MSAs in the near term, please quantify the MSAs you are targeting.

Response:

In response to the Staff’s comment, we have revised Our Growth Strategy on page 9 to provide the relevant source which is the 2024 data of the U.S. Census Bureau, Annual Estimates of the Resident Population for Metropolitan Statistical Areas in the United States and Puerto Rico: April 1, 2020 to July 2024, and have removed the wording “based on the most recent data available,” referenced by the Staff.

As it pertains to our future growth strategy, we have provided incremental disclosure to state that we are targeting the expansion around our core MSA today, as well as select national markets, which will be opportunistic based on acquisition opportunities. As we are unable determine where future acquisition opportunities may arise, we are also unable to quantify or disclose the number of future MSAs that may be targeted.

July 28, 2025

Non-GAAP Financial Measures, page 14

11.	Please expand your disclosure to describe the nature of the adjustment for discretionary shareholder bonuses and address why you believe the adjustment provides useful information to investors.

Response:

In response to the Staff’s comment, we have revised Non-GAAP Measures on page 19 to provide supplemental disclosure with respect to the nature of the discretionary shareholder bonuses and why such adjustment is useful to investors.

Forward-looking Statements and Statistical Data and Market Information, page 34

12.	We note your disclosure that you “have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness.” Please revise these statements to remove any implication that investors are not entitled to rely on disclosure in your registration statement.

Response:

The Registrant acknowledges the Staff’s comment and has removed the disclosure to address the noted concerns presented by the Staff.

Use of Proceeds, page 35

13.	We note that you intend to use the net proceeds from this offering for general corporate purposes, including working capital and corporate development, and repayment of outstanding debt. Pursuant to Item 504 of Regulation S-K, please disclose the approximate amount intended to be used for each purpose.

Response:

In response to the Staff’s comment, we revised the disclosure in the Use of Proceeds on page 40 to provide further clarity of the intended use of such proceeds.

14.	As a related matter, please revise to disclose the interest rate and maturity of the relevant debt you intend to repay with proceeds of this offering. Also, we note your disclosure throughout the filing that your growth strategy includes acquisitions. Please tell us whether you plan to use any of the proceeds from this offering for acquisitions, and revise your disclosure accordingly.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Use of Proceeds on page 40 to provide the interest and maturity date of the relevant debt we intend to pay down in part with a portion of proceeds from the offering.

July 28, 2025

Capitalization, page 37

15.	In regard to the vesting of restricted common stock immediately prior to the completion of this offering, please tell us what consideration you gave to presenting pro forma financial information to show the impact of this settlement on your net income as well as net income per share amounts pursuant to Rule 11-01(a)(8) of Regulation S-X. Please also further clarify in your disclosures which restricted common stock will vest immediately prior to the completion of the offering. In this regard, we note your disclosures in critical accounting estimates and in the notes to the financial statements refer to restricted shares which will vest 25% upon the closing of an initial public offering and continue to vest at the rate of 6.25% on each subsequent calendar quarter for the following 12 quarters.

Response:

The Registrant acknowledges the Staff’s comment and has revised the Summary Consolidated Financial and Other Data section on pages 16 and 17 to incorporate the proforma effect related to the vesting of restricted stock units upon completion of the offering. The Registrant amended the disclosures to reflect that we do not anticipate the vesting of restricted stock units prior to the completion of the offering.

16.	For the year ended December 31, 2024, we note that dividends of $6.7 million were paid to shareholders compared to net income of $4.4 million. In this regard, please tell us what consideration you gave to disclosing pro forma per share data pursuant to SAB Topic 1:B.3.

Response:

The Registrant acknowledges the Staff’s comment and has revised the Summary Consolidated Financial and Other Data section on page 17 to incorporate the impact of the notional issuance of shares to meet the excess of dividends over 2024 earnings to the proforma weighted average shares and per share data in accordance with Staff Accounting Bulletin Topic 1:B:3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 40

17.	We note your disclosure that PDPI has a controlling financial interest in the affiliated dental groups operating under the business support services agreements. Please revise your disclosure to provide a more detailed description of this controlling financial interest.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosures on page 46 to provide a more detailed description of the controlling financial interest.

July 28, 2025

Same Practice Revenue Growth, page 42

18.	We note your disclosure that same practice revenues represent total revenues for dental practices that have been operating for at least 13 full months prior to the end of a given period and which have not been closed, combined, or sold during such period. We also note your disclosure elsewhere that, since 2014, you have acquired 39 practices and opened 11 de novo practices. To provide additional context about your Same Practice Revenue Growth, please clarify how many practices were included in this metric for the financial periods presented in the filing, and clarify why Same Practice Revenue Growth decreased year-over-year while revenues increased. In addition, please revise your disclosure to clarify why you experienced lower clinical production growth in the second half of 2024, and whether you expect this trend to continue in future financial periods.

Response:

In response to the Staff’s comment, we have revised our disclosure on page 48 to include the Same Dental practice counts included in the Same Practice Revenue metric. In addition, we have revised our disclosures to clarify the driver of lower clinical production and lower same revenue growth.

Patient Visits, page 42

19.	Please revise your disclosure to define “recall patient count.”

Response:

The Registrant acknowledges the Staff’s comment and has removed reference to the term “recall patient count”.

20.	It is not clear if patient visits represents the number of visits or a dollar value associated with the visits given the dollar sign in front of the number. Please revise your disclosures as necessary. Refer to SEC Release 33-10751 for additional guidance.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosures on page 48 to remove the “$” and we confirm that these disclosures represent the number of patient visits.

July 28, 2025

Patient Retention Rate, page 43

21.	Please tell us why active patients are defined as general dentistry patients having been seen by your affiliated dental practices within the past 24 months, while the measurement period for this metric is 12 calendar months.

Response:

In response to the Staff’s comment, we utilize a 12 calendar month period to evaluate the change in Active Patients over each calendar year, including retention of Active Patients from 12 months prior – which is our disclosed definition of Patient Retention Rate.  We use the 12 month measurement of the year-over-year change to evaluate how the affiliated dental practices are performing, and as a key indicator to inform our periodic financial and resource planning processes.

Additionally, we have amended our disclosure to appropriately state the definition of Active Patient as general dentistry patients having been seen by our affiliated dental practices within the past 36 months, or last 18 months for patients under the age of 18, and provided the retention rate for 89.2% and 89.4% for 2024 and 2023, respectively under the revised definition.

Our definition of active patients is based on our policy to provide a ‘comprehensive oral evaluation’ to any patient who has not previously visited one of our affiliated dental practices within 36 months. This practice is aligned with the American Dental Association’s (ADA) clinical procedure codes that establish comprehensive oral evaluations for patients who have been absent from active treatment for three or more years. Comprehensive Oral evaluations differ substantially from a ‘periodic oral evaluation’ clinical care generally applicable under ADA standard clinical procedures codes, for patients who have been seen by our affiliated practices within the prior 36 months.  Accordingly, adult patients who have not been seen in our practices in 36 months are removed from our Active Patient list.  Please note we apply a shorter time period of 18 months in the definition of active pediatric patients in recognition of youth growth profiles, and the critical nature of younger patients’ oral health care as they physically mature and form lifetime habits and practices.

Non-GAAP Financial Measures, page 43

22.	We note your discussion of non-GAAP financial measures at the beginning of MD&A before any discussion of your results of operations reported in GAAP. Please revise to discuss the directly comparable GAAP measures with equal or greater prominence than the non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

The Registrant acknowledges the Staff’s comment and has revised its MD&A disclosures by reordering the analysis to ensure GAAP measures have equal or greater prominence than non-GAAP measures.

July 28, 2025

Critical Accounting Estimates
Accounts Receivable and Revenue Recognition, page 44

23.	We note the significant increase in your accounts receivable allowance as a percentage, which you note on page F-11 is due to increased time to apply contractual payor allowances against receivables driven by your transition to a new practice management and billing system in 2024. Please expand your disclosures to better explain why the increased time to apply these allowances is resulting in the increase to your accounts receivable allowance, the current status of your new practice management and billing system transition, and whether this issue is reasonably likely to continue to materially impact your accounts receivable allowance. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Registrant has revised its disclosure on page 54 to expand the discussion on the status Accounts Receivable and Revenue Recognition allowance process.

Results of Operations, page 46

24.	In order to enhance a reader’s understanding of your results of operations pursuant to Item 303 of Regulation S-K, please expand your discussion to further explain why the restructuring resulted in an additional income tax benefit in 2023 of approximately $2.9 million.

Response:

In response to the Staff’s comment, the Registrant has revised its disclosure on page 50 to clarify the basis of the 2023 tax benefit derived from establishing deferred tax assets due to the reorganization from partnerships to a C Corporation.

Liquidity and Capital Resources
Outstanding Indebtedness, page 49

25.	Please revise to briefly describe the “significant prepayment obligations” of your notes payable. In addition, given the significant interest rates and amounts outstanding under these notes and your credit agreement, please revise your risk factors to provide additional detail describing the credit agreement and notes, including the potential impact of the same on your liquidity.

Response: The Registrant has revised the description of the note obligations on page 52 to clarify key terms of the outstanding secured notes payable due October 1, 2037. The Registrant has also added a risk factor on page 31 to discuss the risks such indebtedness places on our liquidity.

July 28, 2025

Business
Our Growth Strategy, page 55

26.	You disclose that, based on your experience in providing support to dental practices, you believe you have the capacity to more than double the number of dentists you support in your existing markets alone. Given your disclosure elsewhere that the number of dentists you support has grown 42% over an approximately nine-year period, please clarify the timeframe over which you expect you can double the number of dentists you support.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 9 and 61 to clarify the timeframe over which it expects to double the number of dentists supported.

Competition, page 64

27.	Please identify your primary competitors, including other DROs, if one or a small number are dominant in your industry.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 71 to identify primary competitors.

Limitation of Liability and Indemnification, page 71

28.	Please revise your risk factor disclosure to discuss the risks to investors from the limitation of liability and indemnification provisions in your articles of incorporation and indemnification agreements.

Response:

The Registrant has added a risk factor in the Revised Draft Registration Statement on page 37 in response to the Staff’s comments.

July 28, 2025

Consolidated Balance Sheets, page F-3

29.	Pursuant to ASC 810-10-45-25, please separately present on the face of your balance sheet:

•	Assets of consolidated variable interest entities that can be used only to settle obligations of the consolidated variable interest entities; and

•	Liabilities of consolidated variable interest entities for which creditors do not have recourse to the general credit of the primary beneficiary.

Response:

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the Registrant does not believe the presentation requirements in ASC 810-10-45-25 are applicable as there are no restrictions on the dental practices’ assets or on the settlement of their liabilities. The assets of the affiliated dental practices can be used to settle obligations of the Registrant. The affiliated dental practices are included in the Registrant’s obligated group; and accordingly, creditors of the Registrant have recourse to the assets of the affiliated dental practices. There are no liabilities for which creditors of the affiliated dental practices do not have recourse to the general credit of the Registrant. Therefore, the Registrant revised its disclosures on page F-25 in Submission No. 2 to disclose that there are no restrictions on the dental practices’ assets or on the settlement of its liabilities.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-7

30.	In regard to the October 2023 restructuring, please help us better understand how you determined the appropriate accounting. Please specifically address how you determined that all shareholders of PDG, TDS, and OSM have nearly identical ownership percentages and interests before and after the transaction. Please also explain any differences in ownership percentages before and after the transaction and how that was determined. Clarify the nature of the “non-clinical assets” contributed by the affiliated dental practices.

Response:

The Registrant acknowledges the Staff’s comment and respectfully clarifies that the Company’s restructuring resulted in an exchange of ownership interests between affiliated dental practices (i.e. PDG, TDS, and OSM) and Park Dental Partners, Inc. where each dentists’ interest was substantively the same before and after the restructuring. The exchange resulted in the same parties (i.e., the shareholders) having the same approximate and proportionate interest in the aggregate value of the contributed net assets before and after the restructuring based on value. To specify, each dental practices’ proportionate ownership interest in the combined net assets of the business fluctuated by less than 1% before and after the restructuring. Further, regarding the shareholders dentists that owned the affiliated dental practices before the restructuring, and who own Park Dental Partners Inc, the individual dentists’ ownership changed by less than 0.39%.

In connection with the restructuring, each dental practice entity contributed substantially all net assets to Park Dental Partners, Inc. The practices’ (and thus the dentists’) proportionate contribution of the total value received by Park Dental Partners, Inc. were approximately 83.07%, 15.81%, and 1.12%, by PDG, TDS, and OSM, respectively. In exchange for the asset contributions, Park Dental Partners, Inc. issued proportional equity interests to the respective dental practices, and the interests were issued to the dentists. Accordingly, the former owners of PDG, TDS, and OSM practices received equity interests in Park Dental Partners, Inc. of approximately 82.62%, 15.61%, and 1.76%, respectively.

July 28, 2025

Shareholders of each practice received Park Dental Partners, Inc. shares in a pro-rata distribution that closely equaled their prior equity interest in the basis dental practices.

As a result of this approach, each dentist was treated equally in the exchange and, after restructuring, owned an equity interest in Park Dental Partners, Inc. common stock that was nearly identical (i.e. substantively the same before and after the restructuring) to the respective dentists’ pre-restructuring equity interest.

Given the consistent ownership percentages before and after the restructuring, the Registrant believes the Company’s restructuring represents a transaction between entities with a high degree of common ownership, as this transaction lacks economic substance and therefore should be accounted for in a manner consistent with a common control transaction (i.e., at carrying amounts).

This conclusion has historically been supported by analogy to paragraph 6 of FASB Technical Bulletin 85-5, Issues Relating to Accounting for Business Combinations, Including Costs of Closing Duplicate Facilities of an Acquirer, Stock Transactions Between Companies Under Common Control, Downstream Mergers, Identical Common Shares for a Pooling of Interests, Pooling of Interests by Mutual and Cooperative Enterprises, which states, in part:

[I]f the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

We also believe this accounting is consistent with prepared remarks at the 1997 Annual Conference on Current SEC Developments, where Donna Coallier, then a professional accounting fellow in the SEC’s OCA, addressed transactions between entities with a high degree of common ownership, stating:

When there is a transaction between entities with a high degree of common ownership, but that are not under common control, the staff assesses the transaction to determine whether the transaction lacks substance. FTB 85-5 provides an example of a similar assessment in an exchange between a parent and a minority shareholder in one of the parent’s partially owned subsidiaries. Paragraph 6 of FTB 85-5 states, in part:

[I]f the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary’s assets and liabilities.

July 28, 2025

Similarly, in a transfer or exchange between entities with a high degree of common ownership, the staff compares the percentages owned by shareholders in the combined company to the percentages owned in each of the combining companies before the transaction. When the percentages have changed or the owned interests are not in substance the same before and after the transaction, the staff believes a substantive transaction has occurred and has objected to historical cost accounting.

Although Technical Bulletin 85-5 was nullified by ASC 805, Business Combinations, we believe analogizing to this guidance remains appropriate.

With regard to the reference to non-clinical assets in the Staff’s question, these assets refer to the net assets of the affiliated dental practices immediately prior to the restructuring, which were contributed to Park Dental Partners, Inc. in exchange for the proportionate equity interest of Park Dental Partners, Inc. common shares. The non-clinical assets contributed by the affiliated dental practices included dental supplies, prepaid expenses, investments, intangible assets, deferred tax assets, right of use assets, and certain fixed assets. The Registrant revised its disclosures on page F-7 in Draft Submission No. 2 to simplify the language used in order to refer to these contributions as the net contribution of “certain assets and liabilities”.

31.	Please better clarify your basis for consolidating the affiliated dental practices. Your disclosures on page F-7 indicate that you are consolidating based on the guidance in ASC 810-10-15-20 (Consolidation of Entities Controlled by Contract); however, your disclosures on page F-25 indicate that you have determined that the affiliated dental practices are VIEs and that you are consolidating as the primary beneficiary of these entities pursuant to the guidance in 810-10-25-20. As stated in 810-10-15-19, the guidance in the Consolidation of Entities Controlled by Contract applies to all entities that are not determined to be variable interest entities. If you are using the consolidation of entities controlled by contract guidance, please specifically explain how you determined that you met the criteria of ASC 810-10-15-22.

Response:

The Registrant acknowledges the Staff’s comment and respectfully clarifies that the Registrant’s basis for consolidating the affiliated dental practices is the guidance in ASC 810-10-25-20 as the Registrant is the primary beneficiary of the affiliated dental practices. Please refer to the Registrant’s response to the Staff’s comment #36 below for additional clarification around the Registrant’s determination of the primary beneficiary of the affiliated dental practices including consideration of ASC 810-10-25-38A. The Registrant has revised its disclosures on page F-7 to remove reference to ASC 810-10-15-20.

July 28, 2025

Revenue Recognition, page F-10

32.	Please disclose the following pursuant to ASC 606:

•	Revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 606-10-50-8; and

•	Revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-10-50-12A.

Response:

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that the majority of the Registrant’s revenues are related to general dental care services in which the performance obligations are satisfied as the patient simultaneously receives and consumes the benefits provided as the services are performed. Therefore, in materially all service transactions, there is no need to recognize liabilities for future revenue with unmet performance obligations for these services.

In the limited deferred revenue transaction existing as of December 31, 2023, materially all revenue was recognized in the subsequent year ending December 31, 2024. The remaining 2023 deferred revenue balance outstanding at December 31, 2024, was less than $40,000, or 3% of the original balance. The Registrant concluded the disclosure requirements in ASC 606-10-50-8 and 12A are immaterial to the consolidated financial statements and has provided incremental disclosure to state that materially all deferred revenue is recognized in the subsequent fiscal year

Note 7. Income Taxes, page F-16

33.	Please better clarify in your disclosures how income taxes are calculated and presented in your historical financial statements for the year ended December 31, 2023. Please also provide pro forma tax and EPS information for the year ended December 31, 2023 assuming that all entities were taxable as a C Corporation.

Response:

The Registrant acknowledges the Staff’s comment and advises the Staff that prior to the Registrant’s restructuring in 2023, certain of its dental practices were taxed as partnerships. As a result of the Registrant’s restructuring in 2023, the Registrant began reporting tax as C corporation. This change resulted in the Registrant recognizing deferred tax assets and liabilities for differences in the recorded book value and tax basis of the assets and liabilities of the dental practices which are subject to being taxed as a C corporation on a go-forward basis. The recognition of these deferred tax assets and liabilities resulted in additional income tax benefits in 2023. The Registrant has revised its disclosures on page F-16 in Submission No. 2 to further disclose the reasons for the recognition of these deferred tax assets and liabilities.

In addition, the Registrant has revised its disclosures on page 16 of Submission No. 2, to provide proforma tax and earnings per share (EPS) information for the year ended December 31, 2023 assuming that all entities were taxable as a C Corporation, effective December 31, 2022. The pro forma earnings include an adjustment of $1.8 million in order to present pro forma EPS as though all entities were taxable as a C Corporation for fiscal 2023.

July 28, 2025

Note 12. Earnings Per Share, page F-22

34.	In light of the restructuring, please disclose how you calculated the weighted average number of common shares outstanding for the year ended December 31, 2023.

Response:

The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant considered the Registrant’s 2023 restructuring in the calculation of the weighted average number of common shares outstanding for the year ended December 31, 2023. The Registrant’s evaluation of the 2023 restructuring was that it resulted in a ratable change in the form of ownership, as the Registrant’s shareholders exchanged one form of equity interest for another, with no changes in owners as part of the restructuring, akin to a share split.

Further, although there were issuances of the Registrant’s former equity securities during the period from January 1, 2023, through the date of the Registrant’s restructuring on October 1, 2023, all such issuances occurred on January 1, 2023. Therefore, the number of shares outstanding throughout the year ended December 31, 2023, were the same for the entirety of the fiscal year, with the exception of the restructuring itself, in which, as described above, one class of equity securities were exchanged for another. As such, the Registrant believes it is appropriate to apply the exchange of shares in the restructuring on a retrospective basis for purposes of the weighted average shares calculation.

The Registrant has revised its disclosures on page F-22 in Submission No. 2 to state that all issuances of equity interests in the year ended December 31, 2023 occurred on January 1, 2023, and that the shares outstanding throughout the year were the same from January 1, 2023 through December 31, 2023, with the exception of the restructuring exchange. Accordingly, the weighted average shares outstanding present the total amount of PDPI common shares outstanding, as though the restructuring occurred on January 1, 2023.

Note 16. Variable Interest Entities, page F-25

35.	Pursuant to ASC 810-10-50-3, please disclose the following:

•	The carrying amounts and classification of the VIEs’ assets and liabilities in the consolidated balance sheets, including qualitative information about the relationship between those assets and liabilities;

•	Lack of recourse if creditors (or beneficial interest holders) of a consolidated VIE have no recourse to the general credit of the primary beneficiary; and

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•	Terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests that could require you to provide financial support to the VIE, including events or circumstances that could expose you to a loss.

Response:

In response to the Staff’s comment, the Registrant revised its disclosures in Footnote 16, page F-25 of Submission No. 2 to include disclosure of the carrying amounts and classification of the VIE’s assets and liabilities of the combined affiliated dental practices as of December 31, 2024 and 2023.Further, as acknowledged in the Registrant’s response to the Staff’s comment #29, there are no restrictions on the dental practices’ assets or on the settlement of its liabilities. Refer to our response to the Staff’s comment #36 below for additional detail regarding arrangements between the Registrant and the affiliated dental practices.

36.	Pursuant to ASC-810-10-50-5A, please expand your disclosures to provide additional insight as to how you determined you are the primary beneficiary of the affiliated dental practices, specifically how you determined you have a controlling financial interest. Please also ensure your disclosures address the following:

•	We note that you have the right to receive benefits which could be potentially significant. Please further clarify the nature of the arrangements, including whether they are explicit or implicit, as well as the benefits that you could potentially receive related to these arrangements. Please also discuss any obligation to absorb losses of VIEs that could potentially be significant to the VIEs;

•	Please provide additional insight regarding the legal structures of the affiliated dental practices to help correspondingly explain why there are no noncontrolling interests;

•	Please disclose any additional key terms of the Administrative Resources Agreements which were significant factors in your determination that you are the primary beneficiary.

Response:

The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosures as further detailed at the conclusion of its response to this comment.

The Registrant holds an explicit variable interest in each of the affiliated dental practices through the management fee and cost-reimbursement provisions incorporated within the Administrative Resources Agreement (“ARA”) executed with each practice. Additionally, the Registrant holds implicit variable interests in the affiliated dental practices as creditors of the Registrant have recourse to the assets of the practices due to their inclusion within the Registrant’s obligated group.

Each of the affiliated dental practices was determined to be a VIE in accordance with ASC 810-10-15-14 as there is not equity at risk since the holders of equity do not participate significantly in profits and losses. We also note that if the equity were at risk, holders of the equity investment at risk lack the power to direct the activities of the legal entity that most significantly impact the affiliated dental practices’ economic performance.

In reaching the conclusion that the Registrant is the primary beneficiary of each affiliated dental practice (collectively the “VIEs”), the Registrant applied the criteria noted in ASC 810-10-25-38A to each of the VIEs as follows.

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The Registrant has the power to direct the activities that most significantly impact the economic performance of each of the affiliated dental practices, and has the right to receive the substantial majority of profits generated by the affiliated dental practices. Under the ARA between the Registrant and its affiliated dental practices, the Registrant has the authority to undertake actions on behalf of the affiliated practices such as billing and collections, staffing, marketing, compliance, and facilities management. Through consideration of the purpose and design of the VIEs (which is to engage in the practice of dentistry) as well as the risks (operational, financial and regulatory) that the VIEs were designed to create and pass through to their variable interest holders, the most significant activities of each of the VIEs were determined to be, staffing, customer service, operations and administrative services, billing and collections, compliance, and facilities management, which are controlled by the Registrant pursuant to the Administrative Resources Agreement. Said differently, the Registrant controls ongoing, major, or central operations of affiliated dental practices, except for the dispensing of dental services. This includes authority to determine policies and procedures, pricing services, and the negotiation and execution of contracts.

Further, the Registrant meets the characteristic detailed within ASC 810-10-25-38A(b). Through the ARA, the Registrant has an explicit right to the substantial majority of profits generated by the affiliated dental practices, as well as an obligation to absorb the substantial majority losses generated by the affiliated dental practices. The Registrant has revised the disclosure on page F-25 of the Submission No. 2 filing to include disclosure of how the Registrant determined it was the primary beneficiary of the affiliated dental practices and the explicit benefits received in its relationship with the VIEs.

With regard to the second bullet point in the Staff’s question, the Registrant acknowledges that the existence of the VIEs gives rise to noncontrolling interests owned by the dentists who own stock each of the affiliated dental practices. Given the nature of the Administrative Resources Agreement, which assigns to the Registrant rights to the substantial majority of profits generated by the affiliated dental practices and none to the shareholders of the affiliated dental practices, there is inherently no value to the non-controlling interest. The Registrant has revised its disclosures on page F-25 in Submission No. 2 filing to disclose that there has been no value assigned to the non-controlling interest given the non-controlling interest holders have limited rights to the profits generated by the affiliated dental practices.

General

37.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Registrant respectfully acknowledges the Staff’s comment and will supplementally provide a copy of the Registrant’s Investor Presentation dated July 2025. Please contact the undersigned to arrange details for providing this information.

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Additionally, we can advise you that the Registrant will publicly file its registration statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

If you have any questions or regarding the filing or this response letter, please contact the undersigned at 612/604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

Philip T. Colton

cc:	Peter G. Swenson (via email)